Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2017 (the 2017 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2017 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The following table provides the distribution of congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
National Regeneration Movement Party	59	46.1%	259	51.8%
National Action Party	24	18.8%	78	15.6%
Institutional Revolutionary Party	14	10.9%	47	9.4%
Citizen Movement Party	8	6.3%	28	5.6%
Labor Party	6	4.7%	28	5.6%
Ecological Green Party of Mexico	6	4.7%	11	2.2%
Social Encounter Party	5	3.9%	29	5.8%
Democratic Revolution Party	5	3.9%	11	2.2%
Unaffiliated	1	0.8%	9	1.8%

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

(1) As of March 29, 2019. Individual members of Congress may change party affiliations.

Source: Senate and Chamber of Deputies.

Legal and Political Reforms

Public Officials

On February 13, 2019, the Second Chamber of the Supreme Court ruled in favor of maintaining the suspension granted on December 7, 2018 against the Ley Federal de Remuneraciones de los Servidores Públicos (Federal Public Servants Salary Law), which initially went into effect on November 6, 2018 with the purpose of regulating the salaries of federal public officials. As a result, this law remains suspended until a final determination is reached by the Supreme Court.

Judicial Review

In its first ever general declaration of unconstitutionality, on February 14, 2019 the Supreme Court struck down as excessive a provision of the Ley Federal de Telecomunicaciones y Radiodifusión (Federal Telecommunications and Broadcasting Law) that provided for a minimum fine of 1% of a radio and television concessionaires’ and licensees’ taxable income for any violation of the regulatory framework not specifically provided for in the law.

Anti-Money Laundering

On March 1, 2019 the Unidad de Inteligencia Financiera (Financial Intelligence Unit or FIU) of the Ministry of Finance and Public Credit and the mayor of Mexico City signed an agreement to exchange information to combat money laundering and the financing of terrorism. This agreement will allow for greater coordination to prevent and detect assistance of any kind given to aid crime with resources of illegal origin.

Anti-Corruption

On March 14, 2019 a reform to Articles 22 and 73 of the Constitution was published in the Diario Oficial de la Federación (Official Gazette). This reform is intended, among other things, to extend the reach of Government extinción de dominio (seizures), which will now be permitted over assets related to a broader list of offenses now including acts of corruption, crimes committed by public officials, organized crime, kidnapping, extortion, human trafficking, crimes relating to hydrocarbons, among others, and for which there is no proof that they were obtained legally.

THE ECONOMY

Gross Domestic Product

The following tables set forth Mexico’s real gross domestic product (GDP) and expenditures, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	2017	2018(2)
GDP	Ps.18,157.0	Ps. 18,519.1
Add: Imports of goods and services	6,478.1	6,879.6

Total supply of goods and services	24,635.1	25,398.7
Less: Exports of goods and services	6,369.7	6,735.9

Total goods and services available for domestic expenditure	Ps. 18,265.4	Ps. 18,662.8
Allocation of total goods and services:
Private consumption	12,142.3	12,411.6
Public consumption	2,149.7	2,179.3

Total consumption	14,292.0	14,590.8

Total gross fixed investment	3,722.6	3,744.4

Changes in inventory	149.8	164.0

Total domestic expenditures	Ps. 18,164.5	Ps. 18,499.2

Errors and Omissions	100.9	163.6

Note:	Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)(1)

	2017	2018(2)
GDP	100.0%	100.0%
Add: Imports of goods and services	35.7%	37.1%

Total supply of goods and services	135.7%	137.1%
Less: Exports of goods and services	35.1%	36.4%

Total goods and services available for domestic expenditures	100.6%	100.8%
Allocation of total goods and services:
Private consumption	66.9%	67.0%
Public consumption	11.8%	11.8%

Total consumption	78.7%	78.8%
Total gross fixed investment	20.5%	20.2%
Changes in inventory	0.8%	0.9%

Total domestic expenditures	100.0%	99.9%

Errors and Omissions	0.6%	0.9%

Note:	Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	2017(2)		2018(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	578.0	Ps.	591.7
Secondary Activities:
Mining		950.1		897.5
Utilities		267.6		273.2
Construction		1,286.4		1,294.5
Manufacturing		2,885.2		2,932.8
Tertiary Activities:
Wholesale and retail trade		3,153.8		3,252.5
Transportation and warehousing		1,169.8		1,206.2
Information		512.7		543.6
Finance and insurance		840.0		892.5
Real estate, rental and leasing		2,003.3		2,041.5
Professional, scientific and technical services		356.5		361.0
Management of companies and enterprises		102.4		102.0
Support for Business		643.9		676.8
Education services		681.6		682.9
Healthcare and social assistance		381.4		390.9
Arts, entertainment and recreation		77.6		77.7
Accommodation and food services		410.6		414.8
Other services (except public administration)		360.4		356.3
Public administration		702.4		714.8

Gross value added at basic values		17,363.7		17,703.1
Taxes on products, net of subsidies		793.3		816.0

GDP	Ps.	18,157.0	Ps.	18,519.1

Note:	Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Prior Year)(1)

	2017(2)	2018(2)
GDP (constant 2013 prices)	2.1%	2.0%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	3.2%	2.4%
Secondary Activities:
Mining	(8.2)%	(5.5)%
Utilities	(0.4)%	2.1%
Construction	(0.9)%	0.6%
Manufacturing	2.8%	1.7%
Tertiary Activities:
Wholesale and retail trade	3.4%	3.1%
Transportation and warehousing	4.2%	3.1%
Information	8.5%	6.0%
Finance and insurance	5.8%	6.3%
Real estate, rental and leasing	1.6%	1.9%
Professional, scientific and technical services	0.4%	1.3%
Management of companies and enterprises	1.5%	(0.4)%
Administrative support, waste management and remediation services	5.9%	5.1%
Education services	1.2%	0.2%
Healthcare and social assistance	1.3%	2.5%
Arts, entertainment and recreation	2.0%	0.2%
Accommodation and food services	4.1%	1.0%
Other services (except public administration)	(0.2)%	(1.1)%
Public administration	0.2%	1.8%

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.0% in real terms during 2018. This reflects slower growth as compared to an increase of 2.1% in 2017, mainly due to low industrial activity throughout the year and a negative trend in investment. In particular, investment was affected by a drop in construction and production of machinery, global economic slowdown and a greater level of uncertainty regarding policies to be implemented by the administration. The decreases in industrial activity and investment were partially offset by an increase in internal demand, which was boosted by increasing consumption of goods and services.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.4% as of December 31, 2018, a 0.3 percentage point increase from the rate registered on December 31, 2017. As of December 31, 2018, the economically active population was 56.0 million individuals.

Principal Sectors of the Economy

Manufacturing

According to Banco de México’s quarterly report for September to December 2018, manufacturing production displayed weak performance in the fourth quarter of 2018, compared to the recovery registered during the first half of 2018. The decline in manufacturing production in the fourth quarter was tied, to a large extent, to the weakness of sectors most directly related to investment, which has continued its declining trend since the end of the first quarter of 2018. During the second half of 2018, manufacturing activity was also affected by the slowdown in external demand, in line with the declining growth of global commerce. In addition, during this period automotive exports to Europe, and to Germany in particular, were affected by new emissions regulations. The decline of manufacturing output in the last quarter of 2018 compared to the previous quarter was especially driven by declines in output in the food industry, the chemical industry, the basic metal industries, the manufacture of metal products and the manufacture of petroleum and coal products.

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage of total output accounted for by each manufacturing sector for the periods indicated.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Prior Year)(1)

	2017(2)			2018(2)
Food	Ps.	647.7	1.8%	Ps.	659.6	1.8%
Beverage and tobacco products		161.8	1.9%		170.8	5.6%
Textile mills		25.8	(0.8)%		26.3	2.0%
Textile product mills		13.0	(10.8)%		13.8	6.6%
Apparel		59.2	0.5%		59.7	0.8%
Leather and allied products		23.0	(1.3)%		22.6	(1.9)%
Wood products		25.6	4.8%		25.0	(2.1)%
Paper		51.1	2.1%		51.8	1.2%
Printing and related support activities		18.3	(1.7)%		19.7	7.4%
Petroleum and coal products		48.9	(18.4)%		40.6	(16.9)%
Chemicals		244.6	(1.7)%		243.3	(0.5)%
Plastics and rubber products		78.4	3.4%		79.4	1.3%
Nonmetallic mineral products		74.4	2.4%		75.0	0.8%
Primary metals		190.1	1.5%		186.7	(1.8)%
Fabricated metal products		99.5	0.7%		100.8	1.3%
Machinery		127.5	8.3%		129.2	1.4%
Computers and electronic products		244.8	6.8%		253.8	3.7%
Electrical equipment, appliances and components		89.1	1.0%		90.8	1.9%
Transportation equipment		566.1	8.3%		587.5	3.8%
Furniture and related products		30.5	(4.2)%		32.5	6.5%
Miscellaneous		65.8	6.1%		63.9	(2.9)%

Total expansion/contraction	Ps.	2,885.2	2.8%	Ps.	2,932.8	1.7%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

During the fourth quarter of 2018, overall production of petroleum and coal products experienced a 7.6% decrease as compared to the same period of 2017. Production was affected by natural declines in production at certain of Petróleos Mexicanos’ (PEMEX) fields. In particular, crude oil production experienced a 7.6% decrease, partially due to a decrease in the production of light crude oil and extra light crude oil caused by an increase in the fractional flow of wells at certain of PEMEX’s oil fields and a natural decline in production at mature fields. In contrast, heavy crude oil production increased by 2.3% due to continued platform production and the development of one of PEMEX’s oil fields.

The Government has been evaluating measures to address the future development of the Mexican oil and gas sector, including the financial and operational challenges faced by PEMEX. On February 15, 2019, the Ministry of Finance and Public Credit announced a Programa de Fortalecimiento de Petróleos Mexicanos (Program to Strengthen Petróleos Mexicanos) that includes several measures to improve the financial position of PEMEX with the goal of repositioning it as a strategic asset of Mexico and inducing structural changes in the company. This program consists of (i) a Ps. 25.0 billion capital injection, (ii) a reduction of PEMEX’s tax burden by approximately Ps. 15.0 billion per year, for an anticipated cumulative reduction of Ps. 90.0 billion by the end of 2024, (iii) prepayment of Ps. 35.0 billion under Government obligations related to PEMEX’s pension liabilities and (iv) approximately Ps. 32.0 billion in estimated benefits from lower fuel theft as a result of Government measures. The Government expects to take further measures to support PEMEX’s financial position and to improve its operations and management.

Transportation and Communications

On March 11, 2019, President López Obrador announced that the saturation of the Aeropuerto Internacional de la Ciudad de México (Mexico City International Airport or AICM) will be addressed by building two additional runways at the Base Aérea Militar de Santa Lucia (Santa Lucia Air Force Base) located in Zumpango, Estado de Mexico.

In this announcement, the President also emphasized the Government’s priority to complete existing highway infrastructure projects that are in progress and the investment of Ps. 41 billion for these projects, the largest amount allocated to highway projects in the last ten years. Seventy-eight percent of this investment amount has already been subject to public bidding processes and awarded.

For larger public works projects, the President stated that no project would be started without certainty that it will be concluded during the current administration and announced that the Tren Maya (Mayan Train) and the Corredor Transístmico (Transisthmian Corridor) are expected to begin operations by the end of his six-year term.

The Mayan Train will connect the states of Yucatán, Campeche, Quintana Roo, Tabasco and Chiapas and involves 1,500 kilometers of new railway infrastructure for tourists, passengers and cargo. The Mayan Train is expected to have capacity to transport 3 million visitors a year. The estimated investment for the Mayan Train is between Ps. 120 and Ps. 150 billion, and the construction phase is expected to create 300,000 direct jobs.

Once complete, the Transisthmian Corridor will connect Mexico’s coasts on the Pacific Ocean and the Gulf of Mexico and include the expansion of the Salina Cruz and Coatzacoalcos ports and the modernization of the cargo railway infrastructure between them.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Financial Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings” in the 2017 Form 18-K.

Table No. 7 – Money Supply

	December 31,
	2017		2018(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,372,884	Ps.	1,494,949
Checking deposits
In domestic currency		1,630,929		1,746,611
In foreign currency		537,826		506,151
Interest-bearing peso deposits		702,744		739,278
Savings and loan deposits		19,635		23,797

Total M1	Ps.	4,264,018	Ps.	4,510,786

M4	Ps.	11,705,849	Ps.	12,285,498

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Inflation

Consumer inflation for 2018 was 4.8%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year and 2.0 percentage points lower than the 6.8% consumer inflation for 2017. This was mainly a combined result of the monetary policy actions implemented by Banco de México, which helped anchor mid- and long-term expectations, as well as lower annual growth rates in energy prices, such as LP gas, gasoline and electricity rates.

The following table shows, in percentage terms, the changes in price indices for the periods indicated.

Table No. 8 –Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)(5)
2017	6.8	4.7
2018	4.8	6.4
2019:
January	4.4	5.0
February	3.9	4.5

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Consumer Price Index uses the second half of July 2018 as a base date.
(3)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(4)	2018 and 2019 figures are preliminary.
(5)	National Producer Price Index uses June 2012 as a base date.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day interest rate on Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January	7.9	8.2	5.6	8.6	8.6
February	7.9	8.1	5.7	8.6	8.6

Source: Banco de México.

During 2018, interest rates on 28-day Cetes averaged 7.6%, as compared to 6.7% in 2017. Interest rates on 91-day Cetes averaged 7.8%, as compared to 6.9% in 2017.

For March 28, 2019, the 28-day Cetes rate was 7.9% and the 91-day Cetes rate was 8.1%.

On February 7, 2019, Banco de México held its first monetary policy meeting of the year and decided to leave the Tasa de Fondeo Bancario (overnight interbank funding rate) unchanged at 8.25%, the rate set on December 20, 2018. The decision was based on the recent evolution of inflation and its main determinants, which have been consistent with their expected trajectories over the medium- and long-term, a decrease in the cyclical position of the economy, and Banco de México’s determination that the current monetary policy stance is in line with the convergence of inflation and its target level.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2017	19.6629	18.9197
2018	19.6512	19.2421
2019:
January	19.0388	19.1651
February	19.2607	19.2049

Source: Banco de México.

On March 28, 2019, the peso/dollar exchange rate closed at Ps. 19.3793 = U.S.$1.00, a 1.6% appreciation in dollar terms as compared to the rate on December 31, 2018. The peso/dollar exchange rate published by Banco de México on March 26, 2019 (which took effect on the second business day thereafter) was Ps. 19.3500 = U.S.$1.00.

Securities Markets

On March 28, 2019, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, closed at 42,942 points, representing a 3.1% increase from the level at December 31, 2018.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

According to preliminary figures, during 2018, Mexico registered a trade deficit of U.S.$13.7 billion, compared to U.S.$11.0 billion in 2017. This increase in the trade deficit was the net result of a greater non-oil trade surplus and an increased deficit in the oil products trade balance. In addition, oil exports continued to show a decline during the fourth quarter of 2018 and remained at relatively low levels, which resulted from decreased availability of crude oil for exportation and decreases in the average price of Mexican crude oil mix.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	2017		2018(1)
	(in millions of U.S. dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	23,701	U.S.$	30,572
Crude oil		20,023		26,483
Other		3,678		4,089
Non-oil products		385,700		420,000
Agricultural		15,828		16,255
Mining		5,427		6,232
Manufactured goods(2)		364,445		397,514

Total merchandise exports		409,401		450,572

Merchandise imports (f.o.b.)
Consumer goods		57,333		63,111
Intermediate goods(2)		322,022		355,280
Capital goods		41,014		45,885

Total merchandise imports		420,369		464,277

Trade balance	U.S.$	(10,968)	U.S.$	(13,704)

Average export price of Mexican crude oil mix(3)	U.S.$	46.79	U.S.$	61.34

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	2017		2018(1)
	(in millions of U.S. dollars)
Current account(2)	U.S.$	(19,401)	U.S.$	(22,186)
Credits		478,695		525,376
Merchandise exports (f.o.b.)		409,775		450,942
Non-factor services		27,643		28,997
Transport		1,904		2,183
Tourism		21,336		22,510
Insurance and pensions		3,742		3,523
Financial Services		352		448
Others		308		334
Primary Income		10,701		11,678
Secondary Income		30,576		33,759
Debits		498,096		547,562
Merchandise imports (f.o.b.)		420,765		464,824
Non-factor services		37,460		37,702
Transport		14,834		15,481
Tourism		10,840		11,300
Insurance and pensions		4,952		4,809
Financial Services		2,171		2,250
Others		4,662		3,862
Primary Income		38,969		43,955
Secondary Income		902		1,081
Capital account		150		(65)
Credit		450		237
Debit		300		301
Financial account		(29,001)		(35,909)
Direct investment		(28,001)		(24,746)
Portfolio investment		(7,271)		(15,226)
Financial derivatives		3,074		401
Other investment		7,962		3,178
Reserve assets		(4,765)		483
International Reserves		(2,575)		934
Valuation Adjustment		2,190		451
Errors and omissions		(9,750)		(13,658)

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In 2018, Mexico’s current account registered a deficit of 1.8% of GDP, or U.S.$22.2 million, a slight increase from the current account deficit in 2017 of 1.7% of GDP, or U.S.$19.4 million. The increase in the current account deficit, as compared to 2017, was principally due to increases in the deficits of the petroleum commercial balance and the primary income account. These increases were partially offset by a greater surplus of the secondary income account, which was the result of record high remittances as well as a greater surplus balance of the non-petroleum commercial balance. In particular, in the current account deficit in the fourth quarter of 2018 was higher than the deficit during the same period of 2017 in the context of a weakening of the global economy and increased trade tensions at a global scale.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)		End-of-Period Net International Assets
	(in millions of U.S. dollars)
2017	U.S.$	172,802	U.S.$	175,479
2018(4)		174,609		176,096
2019(4)
January		175,156		179,970
February		175,694		180,589

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

Foreign Direct Investment in Mexico

The following table presents foreign direct investment in Mexico, as contained in the National Foreign Investments Registry by country of origin, for the periods indicated. The level of foreign direct investment in any period can be affected by especially large transactions.

Table No. 14 – Foreign Direct Investment(1)(2)

(in millions of U.S. dollars, except percentages)

	2014		2015		2016		2017		2018
United States	U.S.$	10,357.4	U.S.$	19,095.8	U.S.$	11,146.7	U.S.$	14,748.7	U.S.$	12,273.7
Canada		2,948.8		1,133.4		2,248.3		2,963.5		3,182.4
Spain		4,485.1		4,057.4		3,528.0		3,369.6		4,127.1
Germany		2,072.8		1,323.0		2,673.7		2,549.3		2,604.4
Japan		2,415.6		2,200.6		1,939.6		2,331.8		2,123.0
France		1,159.3		960.3		559.9		506.8		461.4
United Kingdom		237.5		519.2		421.0		399.9		662.4
Brazil		628.0		1,144.6		911.5		(131.8)		93.9
Switzerland		215.9		307.1		522.8		180.7		556.6
Luxembourg		(19.9)		4.7		9.6		3.4		39.2
Others		1,026.7		238.3		536.7		166.6		68.1

Total	U.S.$	29,591.4	U.S.$	35,863.2	U.S.$	30,865.4	U.S.$	32,090.8	U.S.$	31,604.3

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Excludes foreign direct investment that has not been registered with the National Foreign Investment Registry.

Source: National Foreign Investments Commission.

PUBLIC FINANCE

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 15 – Budgetary Expenditures; 2018 and 2019 Expenditure Budgets

(In Billions of Pesos)

	Actual
	2017	2018(1)	2018 Budget(2)	2019 Budget(2)
Health	Ps.130.6	Ps.122.2	Ps.122.6	Ps.123.2
Education	297.9	310.4	281.0	300.1
Housing and community development	18.3	21.3	16.8	18.8
Government debt servicing	409.9	467.1	473.1	543.0
CFE and PEMEX debt servicing	123.2	147.9	136.2	154.8
PEMEX	101.1	122.1	110.8	125.1
CFE	22.1	25.9	25.4	29.6

(1)	Preliminary figures.
(2)

Figures for the 2018 Budget, as published in the Official Gazette on November 29, 2017, and the 2019 Budget, as published in the Official Gazette on December 28, 2018, represent budgetary estimates based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018 and the General Economic Policy Guidelines and in the Economic Program for 2019, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 and 2019 economic results.

Source: Ministry of Finance and Public Credit.

From 2013 to 2018, Mexico’s expenditures devoted to servicing government debt, in nominal terms denominated in pesos, have increased by 81.8%, an average of 10.5% per year. This increase was principally due to an increase in interest rates. In particular, from 2017 to 2018, Mexico’s expenditures devoted to servicing government debt increased by 15.4% to Ps. 615 billion, primarily as a result of increases in interest rates.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2018 Budget and 2019 Budget.

Table No. 16 – Budgetary Results; 2018 and 2019 Budget Assumptions and Targets

	Actual
	2017(1)	2018(1)	2018 Budget(2)	2019 Budget(2)
Real GDP growth (%)(3)	2.1%	2.0%	2.0-3.0%	1.5-2.5%
Increase in the national consumer price index (%)	6.8%	4.8%	3.0%	3.4%
Average export price of Mexican crude oil mix (U.S.$/barrel)	46.79	61.34	48.50(4)	55.00(4)
Average exchange rate (Ps./$1.00)	18.9	19.3	18.1	20.0
Average rate on 28-day Cetes (%)	6.7%	7.6%	7.0%	8.3%
Public sector balance as % of GDP	(1.1)%	(2.1)%	0.0%	0.0%
Primary balance as % of GDP(5)	1.4%	0.6%	0.9%	1.0%
Current account deficit as % of GDP	(1.7)%	(1.8)%	(1.8)%	(2.2)%

(1)	Preliminary figures.
(2)

Figures for the 2018 Budget, as published in the Official Gazette on November 29, 2017, and the 2019 Budget, as published in the Official Gazette on December 28, 2018, represent budgetary estimates based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018 and the General Economic Policy Guidelines and in the Economic Program for 2019, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 and 2019 economic results.

(3)	Percent change against corresponding period of prior year.
(4)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2018 Revenue Law and the 2019 Revenue Law. Therefore, the approved expenditures level for 2018 and 2019 should not be affected if the weighted average price of crude oil exported by PEMEX for such year falls below the price assumed in the 2018 Budget or 2019 Budget, as applicable.

(5)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the periods indicated in billions of pesos.

Table No. 17 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	2017	2018(2)	2018 Budget(3)	2019 Budget(3)
Budgetary revenues	Ps. 4,947.6	Ps. 5,113.1	Ps. 4,778.3	Ps. 5,298.2
Federal Government	3,838.1	3,871.6	3,584.9	3,952.4
Taxes	2,849.5	3,062.3	2,957.5	3,311.4
Income tax	1,573.8	1,664.6	1,566.2	1,752.5
Value-added tax	816.0	922.2	876.9	995.2
Excise taxes	367.8	347.4	421.8	437.9
Import duties	52.3	65.5	47.3	70.3
Tax on the exploration and exploitation of hydrocarbons	4.3	5.5	4.7	4.5
Export duties	0.0	0.0	0.0	0.0
Other	35.2	57.1	40.5	51.0
Non-tax revenue	988.5	809.3	627.4	641.0
Fees and tolls	61.3	64.3	46.4	46.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	442.9	541.7	456.8	520.7
Contributions	7.8	9.8	6.4	6.8
Fines and surcharges	476.5	193.4	117.8	67.2
Other	0.1	0.1	0.0	0.0
Public enterprises and agencies	1,109.5	1,241.5	1,193.4	1,345.8
PEMEX	389.8	436.8	423.3	524.3
Others	719.7	804.6	770.0	821.5

Note: Numbers may not total due to rounding.

(1)	Current pesos.
(2)	Preliminary figures.
(3)

Figures for the 2018 Budget, as published in the Official Gazette on November 29, 2017, and the 2019 Budget, as published in the Official Gazette on December 28, 2018, represent budgetary estimates based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018 and the General Economic Policy Guidelines and in the Economic Program for 2019, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 and 2019 economic results.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 18 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP) (1)

	December 31,
	2017	2018
Historical Balance of Public Sector Borrowing Requirements(2)	45.8%	44.8%

(1)

The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

(2)

Percentage of GDP for 2017 is calculated using the estimated annual average of GDP calculated in constant pesos with purchasing power as of December 31, 2013. Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines.

As of December 31, 2018, the Historical Balance of Public Sector Borrowing Requirements represented 44.8% of GDP, a decrease of 1.0 percentage points from the end of 2017. For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2017 Form 18-K.

Internal Debt

Internal Public Sector Debt

The following table sets forth the Gross and Net Internal Debt of the Public Sector at each of the dates indicated:

Table No. 19 – Gross and Net Internal Debt of the Public Sector

(pesos, billions)

	December 31,
	2017		2018
Gross Debt	Ps.	64,485.0	Ps.	70,362.7
By Term
Long-term		59,031.5		64,639.2
Short-term		5,453.5		5,723.5
By User
Federal Government		59,201.7		64,293.4
State Productive Enterprise (PEMEX and CFE)		3,815.6		3,780.7
Development Banks		1,467.8		2,288.5
Financial Assets		1,637.9		1,686.8
Total Net Debt	Ps.	62,847.1	Ps.	68,675.9
Gross Internal Debt/GDP(1)		29.4%		29.9%
Net Internal Debt/GDP(1)(2)		28.7%		29.2%

(1)

Percentage of GDP for 2017 is calculated using the annual average of GDP calculated in constant pesos with purchasing power as of December 31, 2013. Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines.

(2)

“Net internal debt” represents the internal debt directly incurred by the Government as of the date indicated, including Banco de México’s General Account Balance and the assets of the Retirement Savings System Fund. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

Internal Government Debt

As of March 29, 2019, no debt issued by states and municipalities has been guaranteed by the Government.

The following table sets forth the Gross and Net Internal Debt of the Government at each of the dates indicated:

Table No. 20 – Gross and Net Internal Debt of the Government(1)

	December 31,
	2017		2018(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.5,326.0	90.0%	Ps.5,837.0	90.8%
Cetes	701.6	11.9%	734.5	11.4%
Floating Rate Bonds	471.3	8.0%	548.2	8.5%
Inflation-Linked Bonds	1,397.7	23.6%	1,656.0	25.8%
Fixed Rate Bonds	2,747.9	46.4%	2,890.3	45.0%
STRIPS of Udibonos	7.6	0.1%	7.9	0.1%
Other(3)	594.1	10.0%	592.4	9.2%

Total Gross Debt	Ps.5,920.2	100.0%	Ps.6,429.3	100.0%

Net Debt
Financial Assets(4)	205.9		225.7

Total Net Debt	Ps.5,714.3		Ps.6,203.6

Gross Internal Debt/GDP(5)	27.0%		27.3%
Net Internal Debt/GDP(5)	26.1%		26.3%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria, as these do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 145.1 billion at December 31, 2017 and Ps. 141.8 billion at December 31, 2018 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Percentage of GDP for 2017 is calculated using the annual average of GDP calculated in constant pesos with purchasing power as of December 31, 2013. Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of December 31, 2018, outstanding gross public sector external debt totaled U.S.$202.4 billion, an approximate U.S.$8.4 billion increase from the U.S.$194.0 billion outstanding on December 31, 2017. Of this amount, U.S.$198.2 billion represented long-term debt and U.S.$4.2 billion represented short-term debt. Net external indebtedness also increased by U.S.$9.0 billion during 2018.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 21 – Summary of Gross External Public Sector Debt by Type(1)

	December 31,
	2017		2018(2)
	(in billions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	91.1	U.S.$	95.8
Long-Term Debt of Budget Controlled Agencies		91.8		94.4
Other Long-Term Public Debt(3)		7.9		8.0

Total Long-Term Debt	U.S.$	190.7	U.S.$	198.2
Total Short-Term Debt		3.3		4.2

Total Long- and Short-Term Debt	U.S.$	194.0	U.S.$	202.4

Table No. 22 – Summary of External Public Sector Debt by Currency(1)

	December 31,
	2017			2018(3)
	(in billions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	148.7	76.7%	U.S.$	152.6	75.4%
Japanese Yen		6.8	3.5		8.1	4.0
Swiss Francs		1.4	0.7		1.5	0.7
Pounds Sterling		3.1	1.6		2.9	1.4
Euro		31.5	16.3		34.8	17.2
Others		2.5	1.3		2.5	1.2

Total	U.S.$	194.0	100%	U.S.$	202.4	100%

Table No. 23 – Net External Debt of the Public Sector(1)

	December 31,
	2017		2018(2)
	(in billions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	192.3	U.S.$	201.3
Gross External Debt/GDP(4)		17.5%		16.9%
Net External Debt/GDP(4)		17.3%		16.8%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of the end of each year. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2018) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Adjusted to reflect the effect of currency swaps.
(3)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(4)

Percentage of GDP for 2017 is calculated using the annual average of GDP calculated in constant pesos with purchasing power as of December 31, 2013. Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated:

Table No. 24 – Gross External Debt of the Government by Currency(1)

	December 31,
	2017			2018
	(in billions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	68.0	74.7%	U.S.$	70.8	73.9%
Japanese Yen		4.7	5.1		5.9	6.1
Swiss Francs		—	—		—	—
Pounds Sterling		2.0	2.2		1.9	2.0
Euros		16.3	17.9		17.2	18.0
Others		19	0.02		20	0.02

Total	U.S.$	91.1	100%	U.S.$	95.8	100%

Table No. 25 – Net External Debt of the Government(1)

	December 31,
	2017		2018
	(in billions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	90.6	U.S.$	95.7
Gross External Debt/GDP(2)		8.2%		8.0%
Net External Debt/GDP(2)		8.2%		8.0%

Table No. 26 – Net Debt of the Government

	December 31,
	2017	2018
Internal Debt	76.1%	76.7%
External Debt(1)	23.9%	23.3%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2018) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)

Percentage of GDP for 2017 is calculated using the annual average of GDP calculated in constant pesos with purchasing power as of December 31, 2013. Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines.

Source: Ministry of Finance and Public Credit.

Recent External Securities Offerings and Liability Management Transactions

Mexico offers additional debt securities from time to time and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions including tender offers, open market purchases and early redemptions.

On January 22, 2019, Mexico issued U.S.$2,000,000,000 of its 4.500% Global Notes due 2029.